Exhibit 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO

TSX: FOM OTCQX: FMCXF	February 2, 2026

Eldorado and Foran Combine to Create a Leading Gold and Copper Producer

Combination strengthens Eldorado’s exceptional growth profile

Pro-Forma Company to generate sector-leading free cash flow and profit margins

Long-life assets with near-term organic expansion and scale

Diversifies portfolio with addition of a project of Canadian national importance

Dan Myerson to join Board of Directors

(All amounts expressed in U.S. dollars unless otherwise noted)

VANCOUVER, BC - Eldorado Gold Corporation (TSX:ELD) (NYSE:EGO) (“Eldorado”) and Foran Mining Corporation (TSX:FOM, OTCQX: FMCXF) (“Foran”) are pleased to announce that they have entered into an agreement whereby Eldorado will acquire Foran to create a sector-leading gold-copper mining company with significant near-term growth, strong cash flow generation, long-life assets, and a diversified portfolio. This positions Eldorado to benefit from robust metal prices and rising demand for critical minerals. By bringing together two high-quality, fully financed development assets – Skouries in Greece and McIlvenna Bay in Saskatchewan, Canada – which are both on budget and on schedule to achieve commercial production in mid-2026, the combined company will offer a clear and compelling re-rate opportunity. With a diversified asset base anchored in Canada and a peer-leading exploration pipeline, the combined company is designed to generate resilient, long-term cash flows capable of self-funding sustained growth.

Transaction Overview

Eldorado and Foran have entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which Eldorado will acquire all of the issued and outstanding common shares of Foran (the “Foran Common Shares”), including those Foran Common Shares to be issued on conversion of the non-voting shares of Foran (the “Foran Non-Voting Shares”, and together with the Foran Common Shares, the “Foran Shares”), other than the Foran Shares already owned by Eldorado or its affiliates, by way of a court-approved plan of arrangement (the “Transaction”). Pursuant to the terms of the Arrangement Agreement, Foran shareholders will receive 0.1128 common shares of Eldorado (each whole share, an “Eldorado Share”) and $0.01 in cash for each Foran Share held (the “Consideration”), representing an 8.0% premium to the 20-day volume-weighted average trading price (“VWAP”) of the Foran Common Shares, based on the 20-day VWAP of the Eldorado Shares for the period ended January 30, 2026, and, following the recent increase in Foran’s share price, represents a nil premium to the closing price of the Foran Common Shares on the Toronto Stock Exchange (“TSX”) on January 30, 2026 implying an equity value for Foran of approximately C$3.8 billion. Upon completion of the Transaction, existing Eldorado and Foran shareholders will own approximately 76% and 24% of the combined company, respectively.

Strategic Rationale: A New Global Gold-Copper Leader

•	Peer-leading near-term growth: Positioned to deliver a leading growth profile, underpinned by two fully financed development projects – Skouries and McIlvenna Bay advancing toward commercial production in mid-2026. Expected to produce approximately 900k gold equivalent ounces in 2027(1).

•	Substantial EBITDA & free cash flow: Expected to generate approximately $2.1 billion of EBITDA(2) and $1.5 billion in free cash flow(3) in 2027. This robust long-term cash flow will fund growth initiatives, strengthen balance sheet, and support continued shareholder returns through dividend and share buyback programs, while maintaining financial flexibility through commodity cycles.

•	Long-life, diversified asset base: Combined portfolio delivers balanced gold-copper exposure (~77% gold, ~15% copper, ~8% other metals) across attractive mining jurisdictions in Canada, Greece, and Türkiye, providing jurisdictional and commodity diversification.

•	Significant exploration upside: Eldorado will continue to accelerate high-value organic growth opportunities. This includes advancing Foran’s high-grade polymetallic Tesla zone as well as maximizing the exploration potential surrounding Eldorado’s existing operating and development assets.

•	Compelling re-rate opportunity: With increased scale and trading liquidity, near-term growth and enhanced Canadian exposure the combination will support a valuation re-rate opportunity.

•	Sustainability-focused operations: Strong alignment across sustainability principles, carbon efficient practices, and a shared commitment to responsible mining will enable the combined company to focus on transparent sustainability performance and continued advancement in GHG emissions mitigation.

Leadership Commentary

George Burns, Chief Executive Officer of Eldorado commented “This combination creates a stronger gold and copper growth company, defined by near-term cash flow generation and multiple catalysts. It is supported by a portfolio of long-life assets, exceptional exploration upside, and meaningful exposure to critical minerals across a well-balanced, multi-jurisdictional portfolio. With Skouries and McIlvenna Bay scheduled to come online in 2026, the combined business is positioned for a step-change in production, cash flow, and global relevance. Increasing our exposure to Canada, through an asset in Saskatchewan, consistently recognized as one of the world's most attractive mining jurisdictions strengthens our portfolio. We’re excited about the opportunity to contribute to the province’s continued success. Strong cultural and sustainability alignment, together with operations in Canada, Greece, and Türkiye create a stronger, more resilient platform for decades to come.”

Steven Reid, Chair of the Board of Eldorado commented "The Board of Eldorado is pleased to welcome Dan Myerson to the Eldorado Board of Directors on completion of the transaction. Together, George and Dan will provide valuable continuity, operational experience and capital markets experience to the Board and Eldorado. During 2026 the Board will embark on a process specifically to advance its board succession program.”

Dan Myerson, Executive Chair and Chief Executive Officer of Foran said “This transaction gives McIlvenna Bay the scale and financial strength to fully realize its potential, including the ability to accelerate phased expansion opportunities over time. Coupled with Skouries, this positions Eldorado to advance two world-class assets into production in short order. Having advanced through the risk curve associated with development, the company is fast approaching an inflection point towards enhanced free cash flow and production growth. I look forward to being actively involved in supporting a compelling strategy that creates an unmatched opportunity for growth and scale. We share a belief that people are the most important asset, and that disciplined execution and a relentless focus on value creation are what enable durable, generational success.”

Government Support

The Honourable Scott Moe, Premier of Saskatchewan, said, “This proposed transaction reinforces Saskatchewan’s position as a leading destination for responsible resource development. McIlvenna Bay is a high-quality project that will deliver jobs, investment, and long-term economic benefits for the province. A combination with Eldorado would further strengthen the project’s development pathway and underscore Canada’s role in supplying critical minerals to both domestic and global markets.”

Canadian Headquarters and Economic Benefits

The combined business will remain headquartered in Vancouver, British Columbia, under the Eldorado Gold name, and intends to expand and accelerate levels of investment in Canadian exploration and development activities. Alongside the Lamaque Complex in Quebec, McIlvenna Bay will become another cornerstone Canadian asset within the portfolio, supporting sustained employment and long-term economic contributions in Saskatchewan and Canada. The economic and critical mineral significance of McIlvenna Bay has also been recognized by the Government of Canada, being among the first projects referred for consideration to the new Major Projects Office as a project of national interest.

Transaction Approvals and Timing

The Transaction will be completed pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and is expected to close in Q2 2026.

The Transaction will require approval of at least: (i) two-thirds of the votes cast by the holders of Foran Common Shares and Foran Non-Voting Shares, voting together as a single class, (ii) two-thirds of the votes cast by the holders of Foran Common Shares, Foran Non-Voting Shares, Foran stock options, Foran restricted share units and Foran deferred share units, voting together as a single class; (iii) if applicable, a simple majority of the votes cast by the holders of Foran Common Shares, voting as a separate class, excluding those votes attached to Foran Common Shares held by persons required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”); and (iv) if applicable, a simple majority of the votes cast by the holders of Foran Non-Voting Shares, voting as a separate class, excluding those votes attached to Foran Non-Voting Shares held by persons required to be excluded pursuant to MI 61-101, in each case, at a special meeting of Foran securityholders expected to be held on or before April 14, 2026.

Each of the directors and senior officers of Foran who collectively own 4% of the Foran Common Shares have entered into a voting and support agreement with Eldorado, pursuant to which, subject to the terms and conditions set forth therein, they will vote their securities held, as applicable, in favour of the Transaction.

Issuance of the Consideration in connection with the Transaction will require approval of a simple majority of the votes cast by the holders of Eldorado Shares at a special meeting of Eldorado shareholders expected to be held on or before April 14, 2026. Each of the directors and senior officers of Eldorado, who collectively own approximately 0.3% of the Eldorado Shares, has entered into a voting and support agreement with Foran pursuant to which, subject to the terms and conditions set forth therein, they will vote their securities held in favour of the Transaction.

In addition to securityholder and court approvals, the closing of the Transaction is subject to certain regulatory approvals (including the approvals of the TSX, NYSE and the Competition Bureau) and the satisfaction of other closing conditions customary for a transaction of this nature. The Arrangement Agreement includes customary deal protections, including a non-solicitation covenant on the part of Foran, the right of Eldorado to match any superior proposal for Foran. Each party is entitled to a break fee upon the occurrence of certain customary circumstances.

Subject to the satisfaction or waiver by the parties of all necessary closing conditions, including the receipt of all required approvals, the parties anticipate completion of the Transaction in Q2 2026. Following completion of the Transaction, Foran shares will be delisted from the TSX and the OTCQX, and Foran will cease to be a reporting issuer under Canadian securities laws.

Full details of the Transaction will also be included in the meeting materials of Eldorado and Foran, which are expected to be mailed to Eldorado shareholders and Foran securityholders by mid-March 2026 and will also be available under Eldorado’s SEDAR+ profile and on EDGAR and Foran’s SEDAR+ profile.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Board of Directors’ Recommendations

The Board of Directors of both Foran and Eldorado have unanimously approved the Transaction. Each board also appointed a special committee of independent directors to consider and make a recommendation in respect to the Transaction, and both special committees unanimously recommended that their respective Board of Directors approve the Transaction.

Advisors and Counsel

BMO Capital Markets is acting as financial advisor to Eldorado. RBC Capital Markets provided an independent fairness opinion to the Eldorado special committee. Blake, Cassels & Graydon LLP is acting as legal advisor to Eldorado and Fasken Martineau DuMoulin LLP is acting as legal advisor to the Eldorado special committee.

Morgan Stanley Canada Limited, National Bank Capital Markets and Mills Dunlop Capital Partners are acting as financial advisors to Foran. Stifel Nicolaus Canada Inc. provided an independent fairness opinion and is acting as financial advisor to the Foran special committee. McCarthy Tétrault LLP is acting as legal advisor to Foran.

Conference Call

Eldorado and Foran will host a joint conference call to discuss the Transaction on February 2, 2026, at 8:00 AM ET (5:00 AM PT). The joint conference call will be hosted by George Burns and Christian Milau, Chief Executive Officer and President of Eldorado, respectively, joined by Dan Myerson, Executive Chairman and CEO of Foran.

The call will be webcast and the accompanying presentation can be accessed at Eldorado Gold’s website at www.eldoradogold.com and Foran’s website www.foranmining.com. The webcast can also be accessed at https://event.choruscall.com/mediaframe/webcast.html?webcastid=5QMUgyhh.

Conference Call Details

Date:	February 2, 2026
Time:	8:00 AM ET (5:00 AM PT)
Dial in:	+1 647 846 2782
Toll free:	1 833 752 3325

Participants may elect to pre-register for the conference call via this link: https://dpregister.com/sreg/10206382/10339022f08. Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

A telephone replay of the call will be available through March 16, 2026. The webcast will be archived for three-months, and available via the following link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=5QMUgyhh.

Replay (available until March 16, 2026)

Vancouver:	+1 412 317 0088
Toll Free:	1 855 669 9658
Access code:	4437397

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. Eldorado has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

About Foran

Foran is a near-term critical minerals producer, committed to supporting a greener future and empowering communities while creating value for our stakeholders.  The McIlvenna Bay project is located within the documented traditional territory of the Peter Ballantyne Cree Nation, comprises the infrastructure and works related to development and exploration activities of Foran, and hosts the McIlvenna Bay Deposit and Tesla Zone.

The McIlvenna Bay Deposit is a copper-zinc-gold-silver rich deposit intended to be the centre of a new mining camp in a prolific district that has already been producing for 100 years. The McIlvenna Bay Property sits just 65 km West of Flin Flon, Manitoba, and is part of the world-class Flin Flon Greenstone Belt that extends from Snow Lake, Manitoba, through Flin Flon to Foran’s ground in eastern Saskatchewan, a distance of over 225 km.

Eldorado Gold Contacts

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Foran Mining Contact

Investor Relations

Jonathan French, Vice President, Capital Markets & External Affairs

306-808-4051

jfrench@foranmining.com

(1) Gold equivalent ounces (GEO): Based on public disclosure assuming street consensus analyst prices of US$3,965/oz Au, US$47.54/ oz Ag, US$5.02/lb Cu and US$1.26/lb Zn in 2027.

(2) EBITDA calculated as revenue based on public disclosure less cash operating costs based on street consensus analyst estimates as per S&P CapIQ.

(3) Based on street consensus estimates as per FactSet, calculated as operating cash flow less capex.

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “deliver” “estimates”, “expects”, “forecasts”, “generate” “guidance”, “intends”, “plans”, “projected” or “scheduled” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: Eldorado and Foran’s intent to complete the Transaction and specifically Eldorado’s intent to acquire all the outstanding Foran Shares; the consummation and timing of the Transaction; approval of the Transaction by Eldorado shareholders and Foran securityholders; satisfaction and timing of the closing conditions of the Transaction, including timing, receipt and anticipated effects of court, regulatory and other consents and approvals; management’s views on the positive impacts of the proposed Transaction and the strategic rationale for the Transaction; management’s belief that the combined entity is a re-rate opportunity; views on the life of assets; expectations of benefits from metal prices and demand for critical minerals; management’s view of the exploration potential of the combined entity; the combined company’s focus on its commitment to transparent performance and GHG mitigation; management’s belief that the combined company will be capable of organically funding sustained growth; expected weightings of the combined portfolio; expectations that Skouries and McIlvenna Bay projects are on track and on budget and will enter into production in 2026; expected production and free cash flow of the combined entity in 2027; economic benefits for the Province of Saskatchewan and Canada; intent to advance GHG emission mitigations; expected additions and changes to the Eldorado Board and a future Board succession process; expected outcomes of voting support agreements; the expected percentage of the combined company that would be owned by former Foran shareholders; expected shareholder meeting and associated mailing dates; the location of headquarters of the combined company; management’s estimate of a closing date; and generally, Eldorado’s strategy, plans, goals and priorities.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of Eldorado and the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include, for Eldorado and the combined company, assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold, copper and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to effectively use invested capital and unlock potential expansion opportunities across the portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that Eldorado operates in. The information contained in footnotes 1 and 2 of this release are key assumptions to the forward-looking metrics to which they relate.

In addition, except where otherwise stated, Eldorado and Foran have assumed completion of the Transaction on the contemplated timeline and, except where otherwise stated, a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: receipt of approval from Eldorado shareholders and Foran securityholders, and the required court, regulatory and other consent and approvals to complete the Transaction; the potential of a third party making a superior proposal to the Transaction and the possibility that the Arrangement Agreement could be terminated as a result of a superior proposal; development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the combined company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in Eldorado’s most recent Annual Information Form & Form 40-F and Foran’s most recent Annual Information Form. The reader is directed to carefully review the detailed risk discussion in Eldorado’s most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR and in Foran’s most recent Annual Information Form filed on SEDAR+, which discussions provide a fuller understanding of the risks and uncertainties that affect Eldorado’s and Foran’s respective businesses and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, neither Eldorado nor Foran expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of Eldorado’s and Foran’s businesses contained in their respective reports filed with the securities regulatory authorities in Canada and the U.S., as applicable.

Qualified Person

Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this news release and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Non-IFRS Measures

For the definition of non-IFRS financial measures and reconciliation to directly comparable IFRS financial measures, please refer back to Eldorado’s most recent MD&A published as part of its Q3 2025 results.